SUTCLIFFE RESOURCES LTD.

CONSOLIDATED
FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Exploration Stage Company)
(Presented in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors’ Report

To The Shareholders of
Sutcliffe Resources Ltd.
(An exploration stage company)

We have audited the Consolidated Balance Sheets of Sutcliffe Resources Ltd. (an exploration stage company) as at December 31, 2006 and 2005 and the Consolidated Statements of Loss, Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 23, 2005.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
June 21, 2007 (except for Note 8, June 29, 2007)

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 21, 2007 (except for Note 8, June 29, 2007) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants
Vancouver, Canada
June 21, 2007 (except for Note 8, June 29, 2007)

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006 $	2005 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents	217,193	35,271
Receivables	409,385	59,970
Prepaid expenses	7,248	20,848
Investment in ZAO Vozrozhdenie (Note 8)	6,264,576	-

Flow-through share proceeds (Notes 11 and 13)	-	1,159,182
	6,898,402	1,275,271

RESOURCE PROPERTIES (Note 3)	5,081,286	2,608,898
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,040,489	-
DEPOSITS (Note 6)	249,356	-
RESTRICTED CASH (Note 7)	11,927,370	-
DEFERRED FINANCING COSTS (Note 7)	210,051	-
DUE FROM RELATED PARTIES (Note 14)	240,137	-
	26,647,091	3,884,169
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	786,874	93,852
Due to Arax Energy Inc (Note 8)	5,776,460	-
Loans payable (Note 9)	1,195,109	-
Unratified stock compensation (Note 12 )	-	202,879
	7,758,443	296,731

ADVANCE OF SUBSCRIPTIONS PAYABLE (Note 7)	12,000,000	-
FUTURE INCOME TAXES (Note 13)	86,498	589,457
	19,844,941	886,188
NON-CONTROLLING INTEREST (Note 2)	-	-
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 11(a))	19,399,820	9,614,917
WARRANTS TO PURCHASE COMMON SHARES (Note 11(a))	949,871	-
SUBSCRIPTIONS RECEIVABLE	-	(75,000)
CONTRIBUTED SURPLUS (Note 12)	3,139,887	240,502
ACCUMULATED DEFICIT DURING THE EXPLORATION STAGE	(16,687,428)	(6,782,438)
	6,802,150	2,997,981
	26,647,091	3,884,169

APPROVED BY THE DIRECTORS:

“Glen Indra”	“Laurence Stephenson”
Glen Indra, Director	Laurence Stephenson, Director

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006	2005	2004
	$	$	$

ADMINISTRATIVE EXPENSES
Consulting fees (Note 12)	2,073,275	119,895	8,000
Travel and automotive	87,637	1,981	5,655
Rent and office services	57,789	17,552	637
Salaries	29,154	-	-
Investor relations and communication (Note 12)	264,327	47,282	-
Professional fees	345,705	133,651	7,638
Resource property investigation expenditures (Note 3(f))	2,577,895	84,795	-
Transfer and regulatory fees	68,822	52,004	15,800
Management fees (Notes 12 and 14)	812,184	294,661	30,000
Interest and bank charges	1,725	1,492	829
Foreign exchange loss	410,693	-	-
Interest on demand loans	-	81,301	-
Financing fees	-	98,075	2,072
Write-down of Beale Lake property interests (Note 3(e))	3,359,586	-	-
Loss on unratified options (Note 12)	48,075	-	-
LOSS BEFORE THE FOLLOWING:	(10,136,867)	(932,689)	(70,631)
Write-off of receivables, net of debt settlement (Note 15)	-	-	(35,314)
Interest income	74,564	6,033	102
Loss on variable interest entities (Note 2)	(12,005)	-	-
NET LOSS BEFORE INCOME TAXES	(10,074,308)	(926,656)	(105,843)
Future income tax recovery (Note 13)	502,959	-	-
LOSS BEFORE NON-CONTROLLING INTEREST	(9,571,349)	-	-
NON-CONTROLLING INTEREST (Note 2)	115,706	-	-
NET LOSS	(9,455,643)	(926,656)	(105,843)

LOSS PER SHARE – basic and diluted	(0.23)	(0.05)	(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING	41,772,223	17,338,237	9,366,343

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006 $	2005 $	2004 $

Accumulated Deficit During the Exploration stage, beginning of year	(6,782,438)	(5,855,782)	(5,749,939)

Net Loss	(9,455,643)	(926,656)	(105,843)

Consideration given in excess of carrying value
on acquisition of equipment (Note 14)	(449,347)	-	-

Accumulated Deficit During the Exploration
stage, end of year	(16,687,428)	(6,782,438)	(5,855,782)

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006	2005	2004
	$	$	$
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net Loss	(9,455,643)	(926,656)	(105,843)
Add non cash items:
Stock-based compensation	2,648,431	320,881	-
Write-down of Beale Lake Property interests	3,359,586	-	-
Loss on unratified stock options	48,075	-	-
Future income tax recovery	(502,959)	-	-
Adjustment for accounting estimates	-	-	(16,304)
(Increase) Decrease in assets:
Receivables	(349,415)	(45,532)	39,147
Related parties	-	-	30,909
Prepaid expenses	13,600	29,152	(50,000)
Increase (Decrease) in Accounts payable and accrued liabilities	693,022	(21,243)	52,232
	(3,545,303)	(643,398)	(49,859)
INVESTING ACTIVITIES
Resource properties	(5,756,974)	(947,718)	(228,095)
Investment in ZAO Vozrozhdenie	(6,264,576)	-	-
Increase in restricted cash	(10,768,188)	(1,727,600)	-
Purchase of property, plant and equipment	(2,489,836)	-	-
Deposits	(249,356)	-	-
Decrease in restricted cash	-	568,418	-
	(25,528,930)	(2,106,900)	(228,095)
FINANCING ACTIVITIES
Subscriptions received (receivable)	75,000	(75,000)	(1,000,710)
Advance of subscriptions payable	12,000,000	-	-
Loan from Arax Energy Inc.	5,776,460
Related party advances	(240,137)	-	-
Deferred financing costs	(210,051)	-	-
Issuance of shares, net of issue costs	10,659,774	3,147,164	942,310
Loans payable	1,195,109	(336,843)	336,843
	29,256,155	2,735,321	278,443
INCREASE (DECREASE) IN CASH	181,922	(14,977)	489
CASH – beginning of year	35,271	50,248	49,759
CASH – end of year	217,193	35,271	50,248
Supplementary information:
Interest paid	1,725	82,793	829

The following transactions did not result in cash flows and have been excluded from financing and investing activities:

Acquisition of resource properties for shares (Note 3)	75,000	1,303,500	-
Stock-based compensation (Note 12)	2,648,431	320,881	-
Renouncement of future income tax recovery	-	589,457	-
Settlement of debt	-	-	180,000

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

1.	ABILITY TO CONTINUE AS A GOING CONCERN

Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated on February 6, 1996. The Company is in the business of exploring and developing resource properties. The Company’s main properties of interest as of December 31, 2006 are the Elvenie and Tumannoye gold projects located in Chukotka Autonomous Okrug in Russia’s eastern region. The Company’s other property interests are the Beale Lake Project in northwestern British Columbia and the Harrison Lake Project in southern British Columbia. The Company’s Irkutsk mineral property acquisitions were initiated during the year ended December 31, 2006 but were not completed until 2007.

The Company has not yet established whether its mineral properties contain reserves that are economically recoverable. The recovery of amounts capitalized for resource properties is dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interests in the underlying claims, the ability of the Company to arrange appropriate financing to complete the exploration and, if warranted, development of the properties and upon future profitable production or proceeds from their disposition. The Company’s resource properties are also potentially affected by the transitory and uncertain nature of the Russian legal system.

(b) Going concern

These consolidated financial statements include the accounts of the Company and its Variable Interest Entities (Note 5). The consolidated financial statements of Sutcliffe have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Adverse conditions raise substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $16,687,428 as at December 31, 2006 (2005 - $6,782,438). Management has evaluated the Company’s alternatives to enable it to pay its liabilities and commitments as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity (See note 7). The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007. However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise substantial doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its variable interest entities. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

Variable Interest Entities and Non-Controlling Interest

In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged. Further details regarding Variable Interest Entities (“VIE”) of the Company are disclosed in note 5.

ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 the Company signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable the Company to pursue mineral interests in Russia. The Company had supplied Chukot with non interest-bearing, no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would not be able to operate without this subordinated support and this capital was at risk. The Company is considered the primary beneficiary because it absorbs the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with the Company as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement Date”).

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Variable Interest Entities and Non-Controlling Interest - continued

ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable the Company to pursue mineral interests in Russia. The Company (through Chukot) had supplied Baykal and KM with non-interest bearing, no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd (“ML” – Note 7) and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. The Company (through Chukot) is considered the primary beneficiary because it absorbs the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with the Company as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement Date”).

Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the VIE inception dates have been charged to the Statement of Loss for the period ended December 31, 2006.

Cash

The Company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such cash and investments may be in excess of federal insurance limits.

Resource Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred upon acquisition of the property (or acquisition of the legal right to pursue development of the property) and until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.

Certain expenditures incurred prior to acquisition of a property are expensed as a Property Investigation Fee.

Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Loss in the period of sale. During the year ended December 31, 2006 the Company wrote-down $3,359,586 (2005 - $Nil; 2004 - $Nil) related to a resource property that was inactive and not a part of the Company’s current development plans (Note 3(a)) as of December 31, 2006.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Resource Properties - continued

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated amortization and is depreciated on a straight line basis commencing when the assets are put into use over the estimated useful lives of the assets as follows:

- Exploration equipment 6 years
- Exploration camp 3 years
- Office equipment 5 years

As at December 31, 2006 no amortization had been taken on the property, plant and equipment as they were not yet in use.

Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over the remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. No impairment other than for Beale Lake was required to be recorded during the periods presented in these consolidated financial statements.

Future Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The areas which required management to make significant estimates and assumptions within these financial statements include stock-based compensation, deposits, due from related parties as well as the valuation of property, plant and equipment and resource properties.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES - Continued

Loss Per Share

The Company follows the “Treasury Stock Method” to calculate loss per share. Under this method the basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. The diluted loss per share assumes that the outstanding stock options and warrants had been exercised at the beginning of the year. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the years ended December 31, 2006, 2005 and 2004, common equivalent shares (relating to stock options and warrants outstanding at year end) totalling 12,580,450 (2005 – 17,336,675; 2004 – 7,971,400) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash and cash equivalents, receivables, deposits, restricted cash, due from Arax Energy Inc., due from related parties, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments other than a currency risk for amounts denominated in Russian Rubles. The Company has financial assets of $6,556,465 (2005 - $nil) and financial liabilities of $772,417 (2005 - $nil) denominated in Russian Rubles and financial liabilities of $5,762,627 (2005 - $nil) denominated in US Dollars. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments. The fair value of due from related parties was not practical to determine.

Stock-Based Compensation

Stock-based compensation and other stock based payments are recognized under the fair value based method for all stock-based awards. The resulting value of the options is recorded as contributed surplus over the vesting period of the options. Stock-based compensation is capitalized or expensed depending upon the services performed.

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract No. 146 (“EIC 146”). All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with EIC 146. EIC 146 recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Flow Through Shares continued

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in 2006 on resource property exploration was $1,159,182 (2005- $568,418; 2004 - $nil).

Foreign Currencies

The Company’s functional currency is the Canadian dollar. Overseas transactions are principally denominated in Russian Rubles and US Dollars. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss

For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates except for amortization, which will be translated at the historical rate. Gains and losses on translation of monetary assets and monetary liabilities are included in the determination of net loss.

Asset Retirement Obligations

Effective January 1, 2004, the Company has adopted CICA 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

There was no material impact on the financial statements resulting from the adoption of Section 3110 in the current or prior periods presented, as the Company has only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Comparative Figures

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

Segmented Information	The Company has determined that it has one business segment, the exploration and development of resource properties. Information by geographical area is disclosed in Note 10.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest. The impact of implementing these new standards has not yet been determined.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)	CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

3.	RESOURCE PROPERTIES

	a)	Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on September 15, 2004, the Company acquired a 100% undivided interest in two mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendors, by making payments totaling $120,000 (of which $50,00 was paid during the year ended December 31, 2006) and issuing 350,000 common shares of the Company to the vendors as well as completing an exploration program totaling $1,550,000 on the property.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

	a)	Beale Lake Property, Liard Mining District, British Columbia continued

A bonus of 650,000 common shares of the Company is payable to the vendors in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of a further $1,000,000, also has the option to buy out 1% of the net smelter return royalty (40% of the total net smelter return royalty). There is also a yearly $20,000 advance on the royalty commencing October 1, 2008.

By a Purchase Agreement dated September 29, 2005, the Company acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Beale Lake property, subject to a 2% net smelter return royalty payable to the vendors, by making a cash payment of $200,000 and issuing 2,500,000 common shares of the Company to the vendors. A finder’s fee of 300,000 shares was also paid (Note 11).

The Company has decided, due to poor preliminary assay results and the Company’s focus on the recently acquired Russian gold projects in Chukotka and Irkutsk, to write-down its investment in the Beale Lake Project, reducing its focus on the Beale Lake Project until such time as the Company is able to devote the time and financial resources to properly assess the mineral potential of the property. For the year ended December 31, 2006, the Company has written-down $3,359,586 in acquisition and exploration costs associated with the Beale Lake property (See Note 3(e)). A balance of $50,000 remaining in the Beale Lake resource property costs represents the value of the original bond set aside by the Company for reclamation work on the property once all exploration has ceased.

	b)	Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company acquired a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia. This agreement also subjects the Company to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Company holds an interest in the Harrison Property Claims. Under the terms of the agreement the Company made payments totaling $25,000, issued 200,000 common shares and completed a work program of $300,000 plus filing fees for assessment purposes.

The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims. As at December 31, 2006, although the purchase terms had been met, the Company had not entered a joint venture with respect to this property.

By a letter agreement dated September 5, 2005, the Company purchased a 100% interest in the Bloom 1 – 10 mineral claims, located west of and adjoining the Harrison Lake property, subject to a 2% net smelter return royalty payable to the vendor, by making payments of $40,000 and by issuing 500,000 common shares of the Company to the vendor.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

	c)	Elvenie, Tumannoye & Kankaran properties, Chukotka Autonomous Okrug, Russia

At a Russian Federal Subsoil Agency auction held on August 17, 2006, the Company acquired the exclusive rights to two exploration properties in the Chukotka autonomous region of northeast Russia. The properties include 12 square kilometers comprising the Elvenei deposit, located in central Chukotka, approximately 110 km from Bilibino and 540 km from Pevek, and 10.9 square kilometers comprising the Tumannoye deposit, located in the northern part of the Chukotski peninsula. The Company paid $1,439,404 and $1,341,875 respectively for the rights to Elvenei and Tumannoye. To maintain their rights to the properties, the Company must incur annual exploration expenditures for a 25-year period. The total expenditures (denominated is Russian Rubles) over the 25-year period must exceed $229,000 and $207,000 respectively for the Elveney and Tumannoye properties.

The Company paid $1,397 to acquire a 5-year license to perform geological study work on the Kankaran property located in the Chukotka autonomous region. The area of the property comprises 325 square kilometers and is located 150 km south of the regional centre, Anadyr. The Company has the right to acquire an additional 20-year license to perform gold extraction work without auction tender. To maintain the 5- year license, the Company must incur annual exploration expenditures. The total expenditures (denominated in Russian Rubles) over the 5-year period must exceed $10,500.

	d)	KM Gold properties – Koralveem River and Egilknyveem River

On November 30, 2006 KM Gold acquired exclusive rights to two exploration properties in Chukotka Autonomous Region upon winning auction bids on these properties. The properties include 0.15 square kilometers comprising the Koralveem River deposit and 1.27 square kilometers comprising the Egilknyveem River deposit, both of which are located on the territory of Bilibinskiy in the municipal area of the Chukotka Autonomous Region. The Company paid $86,197 and $81,477 respectively, for the rights to the Koralveem River and Egilknyveem River properties. There are no minimum expenditure commitments in connection with these properties.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

	e)	Mineral Interests

Resource properties expenditure breakdown:

	Beale Lake	Harrison	Elvenie	Tumannoye	Other	Total
Balance, January 1, 2005	$112,673	$245,007	-	-	-	$357,680
Additions during 2005:
Acquisition costs:
Paid in cash	251,000	40,000	-	-	-	291,000
Paid in shares	1,051,000	252,500	-	-	-	1,303,500
Exploration costs:
Assays and reports	11,931	1,249	-	-	-	13,180
Consulting/engineering	21,288	21,223	-	-	-	42,511
Equipment & supplies	142,235	108,137	-	-	-	250,372
Field personnel	78,276	82,096	-	-	-	160,372
Filing fees	2,364	7,498	-	-	-	9,862
Geophysical survey	30,150	39,121	-	-	-	69,271
Mobilization/Demobilization.	29,519	10,463	-	-	-	39,982
Reclamation bond	50,000	20,000	-	-	-	70,000
Travel	1,168	-	-	-	-	1,168
Total exploration costs	366,931	289,787	-	-	-	656,718
Balance, December 31, 2005	1,781,604	827,294	-	-	-	2,608,898
Additions during 2006:
Acquisition costs:
Paid in cash	50,000	-	1,439,404	1,341,875	169,071	3,000,350
Paid in shares	75,000	-	-	-	-	75,000
Exploration Costs:
Assay and reports	21,217	-	-	-	-	21,217
Consulting/engineering	115,991	9,569	19,963	16,334	-	161,857
Diamond drilling	343,523	-	-	-	-	343,523
Equipment & supplies	666,533	25,025	300,144	280,405	-	1,272,107
Field personnel	281,817	20,952	-	-	-	302,769
Filing fees	-	6,479	-	-	-	6,479
Mobilization/Demobilization	69,901	-	258,648	316,123	-	644,672
Travel	4,000	-	-	-	-	4,000
Total exploration costs	1,502,982	62,025	578,755	612,862	-	2,756,624
Property costs write-down	(3,359,586)	-	-	-	-	(3,359,586)
Balance, Dec 31, 2006	$50,000	$889,319	$2,018,159	$1,954,737	$169,071	$5,081,286

f)	Resource property investigation expenditures

Funds advanced to Chukot by the Company (and subsequently used for exploration purposes by Chukot) were intended to be an initial expression of interest in possible acquisitions of the mineral properties in Chukotka. These expenditures were only capitalized after the acquisition of the two properties was approved by the Russian government which occurred on October 31, 2006 and November 23, 2006.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES - Continued

	f)	Resource property investigation expenditures continued

Acquisition costs for the properties in Irkutsk which were incurred in 2006 and consisted of labour and expenses were also expensed as resource property investigation expenditures since the acquisition of the interest in Irkutsk from the shareholders of ML was not completed until January, 2007 (Note 7).

In addition, consistent with the terms of the related acquisition agreement, advances for the acquisition of the ML shares totalling $1,171,250 were also expensed as a penalty for the delay in the closing of the transaction.

	2006 $	2005 $	2004 $
Chukotka expenses:
Consulting and engineering	465,231	-	-
Labour and expenses	356,204	59,795	-
Legal expenses	125,861		-
Mobilization/Demobilization	65,140	-	-
Travel expenses	52,135	25,000	-
Total Chukotka expenses	1,064,571	84,795	-

Irkutsk expenses:			-
Labour and expenses	216,214	-	-
Legal expenses	125,860		-
Penalty for delay in closing of	1,171,250	-	-
transaction
Total Irkutsk expenses	1,513,324	-	-

Total Property Investigation expenses	2,577,895	84,795	-

4.	PROPERTY, PLANT AND EQUIPMENT

			2006	2005
	Cost $	Accumulated	Net $	Net $
		Amortization $
Exploration equipment	1,917,505	-	1,917,505	-
Exploration camp	117,307	-	117,307	-
Office equipment	5,677	-	5,677	-
Total	2,040,489	-	2,040,489	-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

4.	PROPERTY, PLANT AND EQUIPMENT - Continued

During 2006 the Company acquired two D-9 Caterpillar earthmovers at a cost of $1,815,855, a skid-mounted Longyear 38 diamond drill rig at a cost of $101,650 and a five unit B & B Wilson Camp for $117,307, all to be used for the exploration program in Chukotka starting in 2007. Since these assets were not in use as at December 31, 2006 amortization has not been recorded for 2006.

5.	VARIABLE INTEREST ENTITIES

Chukot, Baykal and KM are VIEs of the Company. See Note 2 for further details. Subsequent to the elimination of the intercompany balances and transactions, Chukot, Baykal and KM had net assets of $3,213,792, $1,167,062 and $227,539 at December 31, 2006 respectively and net losses (income) of $209,753, ($1,454) and $ 17,262 respectively incurred subsequent to becoming VIEs and included in the consolidated statement of loss for the year ended December 31, 2006.

As the Company has no equity interest in the VIE’s at December 31, 2006, the maximum exposure of loss by the Company in the VIE’s was the amount receivable from Chukot totalling $4,791,462. This amount (and the amounts loaned from Chukot to Baykal and KM) has been eliminated upon consolidation.

6.	DEPOSITS

Funds in the amount of $249,356 (2005 - $Nil) were advanced as deposits on the Left Koralveem River and Maingy-Pauktuvaam River properties in Russia. These deposits were made to reserve the Company’s interests in these properties. The acquisitions were completed in 2007 with payments of $1,250,000 and $10,000 respectively.

7.	RESTRICTED CASH AND THE ACQUISITION OF ML

In December 2006, the Company’s Agents completed an initial equity funding in connection with a $30,000,000 financing which closed in January, 2007. The initial financing raised $21,590,000 of which $9,590,000 remained in escrow at December 31, 2006. The $21,590,000 was refundable if the Company was unable to complete its acquisition of a 51% interest in ML.

On December 21, 2006 the Company received $12,000,000 in subscription funds. The funds were made available to the Company in advance of the issuance of the shares as the funds were required to complete the first phase of the acquisition of the 51% interest in ML (which owns the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of East Siberia, Russia). Of this amount, $11,927,370 (the restricted cash) (2005 - $Nil) was transferred to a bank account in Russia to be used to purchase the interest in ML, per the terms of the Acquisition Funds Agreement, the $12,000,000 advance would need to be returned to the Subscription Receipt Agent if the 51% interest in ML

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

7.	RESTRICTED CASH AND THE ACQUISITION OF ML - Continued

was not acquired by December 31, 2006. As the Company was unable to complete the acquisition by December 31, 2006 the entire amount is recorded as a liability. The Company signed an Amended and Restated Acquisition Funds Agreement on January 2, 2007 which gave it until January 15, 2007 to complete the ML acquisition. On January 9, 2007, the Company finalized the acquisition of the 51% interest in ML, by paying US $10,148,000 to the former shareholders and thereby enabling the balance of the funds from the initial funding in the amount of $9,590,000 in escrow to be released.

The 51% interest in ML was acquired from six arm’s length individuals who retain the remaining 49% interest. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US $8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects.

In connection with the ML acquisition, the Company must incur US $12,000,000 in exploration expenses on two projects over four years. After the US $12,000,000 in exploration costs have been incurred, a “C2” calculation will be prepared and the Company will be obligated to pay the original shareholders of ML US $10 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.

On January 11, 2007, upon completion of the ML acquisition and in accordance with the subscription receipt agreement between the Company, Kingsdale Capital Markets Inc. (the “Agent”) and Computershare Trust Company of Canada, the $21,590,000 subscription receipts issued at the first closing on December 21, 2006 of the Company’s offering of up to 25,000,000 subscription receipts were exercised for an equivalent number of common shares. On January 15, 2007, the final tranche of the 25,000,000 subscription receipts and the agent’s 5,000,000 overallotment subscription receipts were exercised by the Agent and converted into 8,410,000 common shares for a total of 30,000,000 common shares and gross proceeds of $30,000,000. In January, 2007 the Company paid a cash commission equal to 7% of the gross proceeds to the Agent and its selling group members and also issued to the Agent and its selling group members a total of 2,100,000 non- transferable broker warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of $1.00 for a period of two years from the date of issue. The net proceeds received in connection with the portion of the financing which closed in January 2007 was $7,796,559. As at December 31, 2006, $210,051 of legal and accounting fees related to this share issuance had been recorded as Deferred Financing Costs (2005 - $nil)

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

8.	DUE TO ARAX ENERGY INC.

During 2006, the Company entered a verbal agreement with an unrelated third party, Arax Energy Inc. (“Arax”) to acquire interests, for Arax, in ZAO Vozrozhdenie (“Voz” – a Russian private company). In connection therewith the Company was advanced $5,776,460 in 2006 from Arax. The Company (through Chukot) then acquired a 26% ownership interest in Voz (with deposits on an additional 10% ownership interest) for $6,264,576. Subsequent to December 31, 2006, Arax advanced the Company $1,784,461 to finance the final payments on the deposits made on the 10% ownership interest and to acquire an additional 8% ownership interest. As the Company was not contractually able to settle the initial advance from Arax with the shares of Voz at December 31, 2006, the amounts are not shown on a net basis on the Balance Sheet.

The Investment in Voz has been recorded at cost as it was determined that the Company does not have significant influence over the operations, investing or financing of Voz.

On June 29, 2007, the Company, through Chukot signed a Share Purchase Agreement with Arax to facilitate the settlement of the amounts owed to Arax with the Voz shares as described above. The Share Purchase Agreement is subject to certain conditions which the Company is required to meet. The Company does not anticipate difficulties in meeting these conditions and anticipates the timely completion of the Share Purchase Agreement. Should the Company be unable to complete the Share Purchase Agreement, the amounts recorded in connection with the above described transactions could be subject to a material adjustment in the near term

Subsequent to December 31, 2006, the Company sold to a company owned by a director of the Company a 4% interest in Voz for approximately $750,000.

9.	LOANS PAYABLE

	2006 $	2005 $
EH & P Investments Ltd.	800,000	-
Others companies in Russia	395,109	-
Total loans payable	1,195,109	-

As at December 31, 2006 there were outstanding loans payable of $1,195,109 (2005 - $nil), including a bridge loan of $800,000 from EH & P Investments Ltd. to assist the Company until the completion of its $30 million financing (Note 7). The loan is unsecured, owed to an unrelated party, is non-interest bearing and payable upon demand. The loan was repaid subsequent to the year-end. Loans totaling $395,109 were made by various companies in Russia in order to facilitate an orderly process for certain mineral property auctions the Company was participating in. The loans are unsecured, owed to unrelated parties, are payable upon demand and bear interest at rates ranging from 0% to 1% per annum.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

10.	SEGMENTED INFORMATION

The following table summarizes the Company’s current assets by geographic location:

	Canada $	Russia $	Total $

Balance at December 31, 2005:
Resource Properties	2,608,898	-	2,608,898

Balance at December 31, 2006:
Property, plant and equipment	-	2,040,489	2,040,489
Resource Properties	939,319	4,141,967	5,081,286
	939,319	6,182,456	7,121,775

11.	SHARE CAPITAL

The Company has authorized an unlimited number of common shares without par value.

a)	Issued common shares:

	2006		2005		2004
	Number		Number		Number
	Of Shares	Amount	of Shares	Amount	Of Shares	Amount

Balance, beginning of year	28,191,625	$9,614,917	11,633,900	$5,753,710	2,412,500	$4,631,400
Issued during the year for:
Common shares - cash (1) (3)	8,175,500	4,177,537	6,637,500	1,238,008	8,871,400	942,310
Flow-through shares - cash (2)	-	-	5,444,000	1,138,143	-	-
Corporate finance units	-	-	500,000	125,000	-	-
Settlement of debt	-	-	-	-	1,200,000	180,000
Cancelled, old escrow and
property earn-out shares	-	-	-	-	(850,000)	-
Warrants exercised	13,643,225	5,436,116	176,225	44,056	-	-
Options exercised	385,000	96,250	50,000	12,500	-	-
Property	100,000	75,000	3,750,000	1,303,500	-	-
Balance, end of year	50,495,350	$19,399,820	28,191,625	$9,614,917	11,633,900	$5,753,710

(1)	Net of share issue costs of $50,517 (2005 - $486,992; 2004 - $94,400) of which the full amount (2005 - $361,992; 2004 - $94,400) was paid in cash.
(2)	Net of renouncement of future income tax recovery of $nil (2005 - $589,457; 2004 - $nil) from flow-through shares
(3)

A valuation has been determined using the Black Scholes formula (assuming 72.1% volatility, nil dividends and a risk-free interest rate of 3.96% to 3.97% for a 24 month term) for the subscription warrants issued as part of the unit financings which occurred during 2006. $949,871 has been recorded separately as Warrants to Purchase Common Shares in Shareholders’ Equity. This amount represents the initial $1,767,571 valuation of the warrants less $817,700 related to warrants exercised during the year.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

a)	Issued common shares continued

On February 14, 2006, pursuant to a non-brokered private placement, the Company issued 4,768,500 units for gross proceeds of $2,622,675. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.75 for a two year period.

On June 30, 2006, the Company issued 100,000 common shares at a price of $0.75 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On September 11, 2006, pursuant to a non-brokered private placement, the Company issued 3,407,000 units for gross proceeds of $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period.

On March 15, 2005, the Company issued 200,000 common shares at a price of $0.15 per share to the vendor of the Harrison Lake property (Note 3 (b)). The shares were valued based on the fair value of the shares at the time of issuance.

On June 21, 2005, pursuant to an initial public offering, the Company issued 3,000,000 flow- through units for gross proceeds of $750,000 and 6,200,000 share units for gross proceeds of $1,550,000. Each flow-through unit consisted of one flow-through common share and one- half of a share purchase warrant and each unit consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.35 for a two-year period. As part of a corporate financing fee, the Company issued 500,000 units to the agents at a price of $0.25 per unit based on the estimated fair value of the shares at the time of issuance, the terms for these units being the same as above. Pursuant to the underwriting, the agents received agent share purchase warrants amounting to 12% of the total number of shares financed or 1,104,000 agent share purchase warrants. Each agent share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a two-year period.

On June 22, 2005, the Company issued 150,000 common shares at a price of $0.25 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the estimated fair value of the shares at the time of issuance.

On June 30, 2005, the Company issued 100,000 common shares at a price of $0.335 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On November 7, 2005, the Company issued 500,000 common shares at a price of $0.445 per share to the vendor of the Bloom mineral claims (Note 3 (b)). The shares were valued based on the market price at the time of the issuance.

On December 22, 2005, the Company issued 2,500,000 common shares at a price of $0.35 per share to the vendor of the property surrounding the Beale Lake property (Note 3 (a)). The shares were valued based on the market price at the time of the issuance.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL - Continued

On December 22, 2005, the Company issued 300,000 common shares at a price of $0.35 per share as a finder’s fee for the acquisition of the additional claims surrounding the original Beale Lake property (Note 3 (a)). The shares were valued based on the market price at the time of the issuance.

On December 30, 2005, pursuant to a non-brokered private placement, the Company issued 2,444,000 flow-through common shares for gross proceeds of $977,600 and 437,500 share units for gross proceeds of $175,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.60 for a two-year period.

On March 31, 2004, pursuant to a non-brokered private placement, the Company issued 6,771,400 units for gross proceeds of $1,015,710. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.25 for a two year period.

On March 31, 2004, the Company issued 2,100,000 common shares to directors and officers of the Company for gross proceeds of $21,000 (a total of 850,000 old escrow and property earn-out shares were cancelled).

On March 31, 2004, the Company issued 1,200,000 common shares as debt settlement to debt holders at a price of $0.15 per share. The shares were valued based on the fair value of the shares at the time of issuance. No gain or loss was recorded for the settlement.

b)	Shares in Escrow

Pursuant to an escrow agreement, 1,101,600 shares were released from escrow during the year ended December 31, 2006 (2005 – 918,000 shares; 2004 – nil shares). As of December 31, 2006 there were 1,652,400 shares remaining in escrow (2005 – 2,754,000; 2004 – 3,672,000).

c)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2006 and 2005:

	Number	Weighted Average
		Exercise price ($)
Balance, January 1, 2004	-	-
Issued:	6,771,400	0.25
Balance, December 31, 2004	6,771,400	0.25
Issued:	6,391,500	0.35
Exercised:	(176,225)	0.25
Balance, December 31, 2005	12,986,675	0.30
Issued:	6,472,000	0.78
Exercised:	(13,643,225)	0.40
Balance, December 31, 2006	5,815,450	0.60

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

	c)	Warrants continued

A summary of the warrants outstanding at December 31, 2006 is as follows:

Number	Exercise Price ($)	Expiry Date
2,045,650	0.35	June 21, 2007
409,800	0.25	June 21, 2007
125,000	0.60	December 30, 2007
1,701,500	0.75	February 14, 2008
1,533,500	0.85	September 11, 2008
5,815,450

Subsequent to December 31, 2006, 2,808,950 warrants were exercised and 16,500 warrants expired at a weighted average exercise price of $.38 and $.35 respectively

d)	Stock Options

The Company has two stock option plans (the “Plans”) established in 2006 and 2004, for directors, officers, employees and consultants. The Plans permit the granting of options to purchase 20% of the shares outstanding. The Plans provide that:

i)

any options granted pursuant to the Plans shall be non-assignable and non- transferable and expire not later than five years after the date of grant and also provides that the options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company.

	ii)	the number of common shares issuable pursuant to the Plans to any one person in any 12 month period shall not exceed 5% of the outstanding common shares.

The Board of Directors has determined the time during which options shall vest as follows: vesting to be one third on the date of grant and one third on each of the second and third anniversaries of the date of grant.

The following table summarizes the number of stock option transactions and the weighted average exercise prices thereof:

	Number of	Weighted Average
	options	Exercise Price ($)
Outstanding at January 1, 2004 and 2005	1,200,000	0.25
Granted:	3,200,000	0.25
Exercised:	(50,000)	0.25
Outstanding at December 31, 2005	4,350,000	0.25
Granted	2,800,000	0.80
Exercised	(385,000)	0.25
Outstanding at December 31, 2006	6,765,000	0.48

Subsequent to December 31, 2006, 471,500 options were exercised with a weighted average exercise price of $.50

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

	d)	Stock Options continued

A summary of the common share options that are outstanding compared to those vested at December 31, 2006 is as follows:

Date of Grant	Outstanding	Vested	Exercise Price	Expiry Date

December 30, 2003	870,000	870,000	$ 0.25	December 30, 2008
July 11, 2005	3,095,000	2,133,333	$ 0.25	July 11, 2010
January 13, 2006	1,250,000	416,666	$ 0.60	January 13, 2011
July 11, 2006	500,000	166,666	$ 0.66	July 11, 2011
October 2, 2006	800,000	266,666	$ 1.12	October 2, 2011
November 8, 2006	250,000	83,333	$ 1.00	November 8, 2011

	6,765,000	3,936,664

As at December 31, 2006 the Company had 3,936,664 exercisable options (2005 –2,216,666; 2004 – 800,000).

A consultant was issued 500,000 options, with an exercise price of $0.60, for consulting services provided during the year ended December 31, 2006. This consultant was also a member of management of Arax Energy Inc. (see note 8).

Subsequent to December 31, 2006, the Company issued 750,000 options with an exercise price of $2.00 and an expiry date of April 18, 2012, to a consultant.

12.	STOCK-BASED COMPENSATION

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined using the Black-Scholes option pricing model. The related compensation cost of $2,648,431 (2005 - $320,881; 2004 - $nil) was recognized in the Statements of Loss and Deficit under the relevant administrative expense as follows:

	2006	2005	2004
	$	$	$
Income statement items
Consulting fees	1,750,108	65,179	-
Investor Relations and communications	164,140	15,041	-
Management fees	734,183	240,661	-
	2,648,431	320,881	-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

12.	STOCK-BASED COMPENSATION – Continued

The granted options at the December 31, 2005 year-end exceeded the number of options authorized in the “2004 Plan”. As a result, as at December 31, 2005, the fair value of these unauthorized options of $202,879 was recorded as “unratified stock compensation” on the balance sheet to account for the potential cash settlement of these options. The 2006 Plan was ratified by disinterested shareholders at the Company’s Annual General Meeting held on May 25, 2006. The potential liability of the previously unauthorized options was revalued upon ratification and the difference in fair value of $48,075 was recognized as a loss in 2006. The liability was then reclassified into equity.

Contributed surplus	$
Balance, January 1, 2005	122,500
Stock based compensation on authorized options	118,002
Balance, December 31, 2005	240,502
Reclassification of unratified stock compensation from liability to equity	250,954
Stock based compensation	2,648,431
Balance, December 31, 2006	3,139,887

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2006	2005	2004

Risk-free rate %	3.97	3.34	-
Dividend yield %	Nil	Nil	-
Volatility factor of the expected market price
of the Company’s common shares %	72.1	80	-
Weighted average expected life of the options
(months)	60	60	-

13.	FUTURE INCOME TAXES

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005	2004
Net operating and capital losses	$1,668,954	$427,962	$196,306
Flow through shares	(86,498)	(589,457)	-
Resource properties	643,332	-	-
Property, plant and equipment	153,317	-	-
Financing costs	126,370	-	-
Valuation allowance	(2,591,973)	(427,962)	(196,306)
Future tax assets (liabilities)	$(86,498)	$(589,457)	$-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

13.	FUTURE INCOME TAXES – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

		2006	2005	2004

Provision (benefit) at Canadian
statutory rate	$	(3,437,354)	$(316,175)	$(37,701)
Permanent differences		6,423	(33,232)	2,136
Non-deductible stock option compensation		920,047	109,484	-
Effect of reduction in statutory rate		-	8,267	-
Increase in valuation allowance		2,007,925	231,656	35,565
Future income tax recovery		$(502,959)	$-	$-

The Company has accumulated losses for Canadian income tax purposes of approximately $4,900,000 which may be carried forward and used to reduce taxable income in future years. Accumulated losses for Russian income tax purposes are nominal.

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $38,412 representing the tax effect of net operating losses which expired during the year.

The Company’s future tax assets also include $370,369 related to future deductions of share issuance costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

The valuation allowance as at December 31, 2006 was increased by $126,370 representing the tax effect of share issuance costs incurred in the period (2005 - $nil; 2004 - $nil)

The valuation allowance as at December 31, 2006 was increased by $153,317 representing the tax effect of the adjustment of acquisition of equipment (Note14) (2005 - $nil; 2004 -$nil).

The valuation allowance as at December 31, 2006 was increased by $85,458 representing the tax effect of translation exchange losses in the year (2005 - $nil; 2004 - $nil)

During 2006, the Company renounced $nil (2005 - $1,727,600; 2004 - $nil) of flow-through expenditures and recorded a future income tax liability of $nil (2005 - $589,457; 2004 - $nil) in accordance with the accounting treatment of Canadian flow-through shares.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

14.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

For the year ending December 31, 2006, the Company was charged $475,370 (2005 - $nil; 2004 - $nil) by a company owned by a director of the company for consulting fees related to the supply of equipment and services for the Chukotka project in Russia.

For the year ending December 31, 2006, the value of stock-based compensation granted to directors and officers totaled $ 938,976 (2005 - $131,907; 2004 - $nil).

For the year ending December 31, 2006, management fees charged by a director totaled $78,000 (2005 - $54,000; 2004 - $30,000)

As at December 31, 2006 the Company was owed $89,748 (2005 - $Nil) for loans made to a company (and its Russian subsidiary) owned by a director of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

As at December 31, 2006 the Company was owed $40,353 (2005 - $Nil) for loans made to a Russian company owned by a director and owner of a Variable Interest Entity of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

As at December 31, 2006 the Company was owed $6,944 (2005 - $Nil) for advances made to other related parties in Russia.

Unless otherwise noted, the above noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company is owed $103,092 (2005 - $Nil) by a company owned by a director of the Company for an overpayment on the supply of services and purchase of equipment for the Chukotka project in Russia. This related party expedited the movement of equipment and supplies from Canada to Russia for the Company and was paid for its services. The transaction related to the acquisition of equipment has been recorded at a carrying value of $1,933,162 with the $449,347 difference between the exchange and carrying values being charged against the Company’s Deficit.

15.	ADUSTMENT FOR ACCOUNTING ESTIMATES

Canadian Goods and Services Tax (GST) was accrued for the years from 1999 to 2003. The Company, however, was deregistered in those years for the GST. The adjustment represents the estimate of input tax credits that would have been recoverable in those years. As the Company was deregistered, the amount accrued has been written-off to the Statement of Loss in 2004.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

16.	SUBSEQUENT EVENTS

On January 17, 2007, the Company completed the acquisition of Chukot with the payment of US $327,750 to Chukot’s founding shareholder to acquire 100% of the ownership interest in the company (Note 2).

On January 17, 2007 the Company completed the acquisition of Baykal with the payment of US $500,000 to Baykal’s founding shareholder to acquire 100% of the ownership interest in the company (Note 2). An additional US $403,500 is payable to Baykal’s founding shareholder if the remaining 49% interest in ML is acquired.

On February 1, 2007 the Company entered into a management services agreement with an unrelated Russian company (“the Management company”) wherein the Company will pay $US 156,800 and $US 18,950 per month for management services related to the exploration of the Russian mineral properties and lease and operation of an office space respectively. A 150,000,000 Russian ruble line of credit was provided to the Management company to finance operations. As of June 21, 2007 the Management company had been advanced 13,200,000 Russian rubles on the line of credit.

On April 26, 2007 the Company entered into an agreement to pay 4,381,640 Russian Rubles ($191,000) to KM’s founding shareholder to acquire a 100% ownership interest in KM (Note 2).

On June 8, 2007 the shareholders of the Company changed, subject to regulatory approval, the Company’s name to Zoloto Resources Ltd.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

	a)	Resource Properties and Exploration Expenditures

In accordance with United States generally accepted accounting principles (“US GAAP”), costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs may be deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred.

A penalty in the amount of $1,171,250 related to a delay in closing the acquisition of ML (Note 7) was included in resource property investigation expenditures in the Consolidated Statement of Loss per Canadian GAAP. Under US GAAP the penalty has been treated as a deferred acquisition cost and recorded as an asset in the year the costs were incurred.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

	b)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The release of the Company’s escrow shares is not performance-based and therefore no adjustments have been made to the calculation of loss per share.

	c)	Stock option compensation

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

	d)	Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2006, the Company renounced $nil (2005 - $1,727,600; 2004 - $nil) in expenses and recorded, under Canadian GAAP, a future income tax recovery of $502,959 (2005 - $nil; 2004 - $nil).

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

	d)	Flow-through Shares continued

For the purposes of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Statement of Cash Flows. The Company reflects the proceeds received from flow-through shares as a cash inflow from financing activities. As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended. When eligible exploration expenses are incurred, they are reflected as a cash inflow and a decrease in restricted cash under investing activities.

Under US GAAP, the proceeds of sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expense. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for all the periods presented.

	e)	Comprehensive Income (loss)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners. Net loss and comprehensive loss per US GAAP are the same.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

	f)	Consideration given in excess of carrying value on acquisition of equipment (Note 14)

The Company acquired equipment during the year at an amount exceeding the carrying value (which approximates the fair value) of the equipment. As the transaction, under Canadian GAAP, does not meet the criteria of a related party transaction within the normal course of business, the $449,347 difference between the exchange amount and the carrying value has been charged, under Canadian GAAP, against the Company’s Accumulated Deficit during the Exploration Stage. Under US GAAP the transaction should be recorded at fair value and the excess amount has been expensed in the period incurred.

The impact of the above on the financial statements is as follows:

STATEMENTS OF OPERATIONS AND DEFICIT

	2006 $	2005 $	2004 $
		(Restated)	(Restated)

Net loss per Canadian GAAP	(9,455,643)	(926,656)	(105,843)
Adjustments related to:
Resource property expenditures	(1,585,374)	(656,718)	(190,595)
Cash for resource property acquisitions	(3,000,350)	(291,000)	(37,500)
Shares for resource property acquisitions	(75,000)	(1,303,500)	-
Write-off of resource property in year	3,359,586	-	-
Consideration given in excess of carrying value on
acquisition of equipment	(449,347)	-	-
Net loss per US GAAP	(11,206,128)	(3,177,874	(333,938)

Loss per share before and after extraordinary item,
per US GAAP
Basic and diluted	(0.27)	(0.18)	(0.04)

BALANCE SHEETS

Total assets per Canadian GAAP	26,647,091	3,884,169	472,366
Adjustments related to:
Deferred acquisition costs	1,171,250
Resource property and expenditure write-off	(5,081,286)	(2,608,898)	(357,680)
Total assets per US GAAP	22,737,055	1,275,271	114,686

Total liabilities per Canadian and US GAAP	19,844,941	886,188	451,938

Shareholders’ equity (deficit) per Canadian GAAP	6,802,150	2,997,981	20,428
Adjustment related to:
Deferred acquisition costs	1,171,250	-	-
Resource property and expenditure write-off	(5,081,286)	(2,608,898)	(357,680)

Shareholders’ equity (deficit) per US GAAP	2,892,114	389,083	(337,252)

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

STATEMENTS OF CASH FLOWS

	2006 $	2005 $	2004 $
Cash flows used in operating activities per Canadian GAAP	(3,545,303)	(643,398)	(49,859)
Adjustment for Deferred acquisition costs	1,171,250	-	-
Adjustments for mineral properties and exploration costs	(5,756,974)	(947,718)	(228,095)
Cash flows used in operating activities per US GAAP	(8,131,027)	(1,591,116)	(277.954)

Cash flows used in investing activities per Canadian GAAP	(25,528,930)	(2,106,900)	(228,095
Adjustment for deferred acquisition costs	(1,171,250)	-	-
Adjustment for mineral properties and exploration costs	5,756,974	947,718	228,095
Adjustment for related party advances	(240,137)	-	-
Cash flows used in investing activities per US GAAP	(21,183,343)	1,159,182	-

Cash flows used in financing activities per Canadian GAAP	29,256,155	2,735,321	278,443
Adjustment for related party advances	240,137	-	-
Cash flows used in investing activities per US GAAP	29,496,292	2,735,321	278,443

g)	New Accounting Pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

h)	New Accounting Pronouncements continued

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes in the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring after the beginning of fiscal years that begin after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.